January 10, 2011
Donal R. Schmidt, Jr.
President and CEO
‘CORRESP’
United States Securities and Exchange Commission
100 F Street, N.W.
Washington, D.C. 20549

Attention:	Bradshaw Skinner, Senior Assistant Chief Accountant

Re:	Sun River Energy, Inc. (the “Company”)
Mr. Skinner:
     The Company is in receipt of the staff’s letter of comment dated December 29, 2010 regarding its former auditor, Larry O’Donnell, CPA, PC. As requested therein, the Company has filed an amendment to its Current Report on Form 8-K as originally filed on November 12, 2010 adding disclosure regarding the revocation by the PCAOB of the firm’s registration. This amended report also contains disclosure that the Company has requested its current auditor to re-audit the 2010 financial statements originally reported upon by Larry O’Donnell, CPA, P.C.
     The Company will include disclosure regarding the revocation of the firm’s registration in all subsequent filings which contain disclosure for changes in its certifying accountant.
     We trust the foregoing and the amended Form 8-K sufficiently respond to the staff’s comments.

Sincerely,
/s/Donal R. Schmidt, Jr.
Donal R. Schmidt, Jr.

5950 Berkshire Lane, Suite 1650, Dallas, TX 75225 — 800.669.6511 or 214.369.7300 — 214.739.369-7301 fax
www.snrv.com